Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the six months ended December 31,
	2014	2013
Earnings:
Income from continuing operations before income tax expense	$8,092	$2,434
Add:
Equity earnings of affiliates	(629)	(260)
Dividends received from affiliates	221	221
Fixed charges, excluding capitalized interest	680	617
Amortization of capitalized interest	19	20
Total earnings available for fixed charges	$8,383	$3,032
Fixed charges:
Interest on debt and finance lease charges	$615	$546
Capitalized interest	11	13
Interest element on rental expense	65	71
Total fixed charges	$691	$630
Ratio of earnings to fixed charges	12.1	4.8